

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2012

<u>Via E-Mail</u>
Mr. Stephen C. Larkin
Bayou City Exploration, Inc.
Chief Financial Officer
632 Adams Street, Suite 700
Bowling Green, KY 42101

> **Re: Bayou City Exploration, Inc.**
> **Item 4.01 Form 8-K**
> **Filed June 11, 2012**
> **File No. 0-27443**

Dear Mr. Larkin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K filed June 11, 2012</u>

1. Please amend your filing to state whether you consulted your newly engaged accountant on any of the items specified in Item 304(a)(2) of Regulation S-K during your two most recent fiscal years, and any subsequent interim period prior to engaging your new accountant, to comply with Item 4.01 of the form instructions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski at (202) 551-3759 if you have questions regarding the comment or me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief